December 18, 2019

Patricia Beithon
General Counsel and Secretary
APOGEE ENTERPRISES, INC.
4400 West 78th St, Suite 520
Minneapolis, MN 55435

       Re: APOGEE ENTERPRISES, INC.
           Preliminary Proxy Statement on Schedule 14A
           Filed December 6, 2019
           File No. 000-06365

Dear Ms. Beithon:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing